APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Filthy Fillys Enterprises
Balance Sheet Standard
As of December 31, 2019

	Dec 31, '19
ASSETS	
Current Assets	
Checking/Savings	
Checking-Bank of America	18.86
Total Checking/Savings	18.86
Total Current Assets	18.86
Fixed Assets	
Furniture and Equipment	25,617.64
LEASHOLD IMPROVEMENTS	52,681.77
WEBSITE	600.00
Total Fixed Assets	78,899.41
TOTAL ASSETS	78,918.27
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Payable-Capital ...	11,500.00
Credit Card Payable-Chase	29,364.00
Total Credit Cards	40,864.00
Total Current Liabilities	40,864.00
Total Liabilities	40,864.00
Equity	
BEV ROSE EQUITY	64,444.85
COLLEEN MARLETT EQUITY	24,650.00
Net Income	-51,040.58
Total Equity	38,054.27
TOTAL LIABILITIES & EQUITY	78,918.27

Filthy Fillys Enterprises
Profit and Loss Standard
January through December 2019

	Jan – Dec '19
Ordinary Income/Expense	
Expense	
Advertising and Promo...	5,448.13
EVENT FEES	4,600.00
Insurance Expense	650.00
MARKETING EVENTS	3,991.63
PERMIT FEES – ANNUAL	2,998.32
Rent Expense	25,620.00
Shopkeep Expense	1,732.50
Utilities	6,000.00
Total Expense	51,040.58
Net Ordinary Income	−51,040.58
Net Income	−51,040.58

Filthy Filly's Enterprises
Statement of Cash Flows
For the Year Ended 12/01/2019

Cash Flow from Operating Activities

Net Income	0
Increase in Other Current Assets	(52,681.77)
Cash Provided by/Used in Operating Activities	**-52,681.77**
Cash Flow from Investing Activities	
Cash Provided by/Used in Investing Activities	**-78,236.41**
Cash Flow from Financing Activities	
Investment by Owner	89,084.85
Cash Provided by Financing Activities	**89,084.85**
Net Increase in Cash	**-41,833.33**
Beginning Cash Balance	50,000
Cash at 12/01/2019	**8,166.67**

Filthy Filly's Enterprises
DBA Filthy Filly's BBQ, Food Truck & Catering
Balance SHeet Standard
As of December 31, 2020

Assets
Current Assets
Checking/Savings

Checking-Bank of America	12,546.89
Total Checking/Savings	12,546.89
Total Current Assets	**12,546.89**

Fixed Assets

Vehicles/Trailers	90,500.00
Furniture and Equipment	37,855.00
LEASEHOLD IMPROVEMENTS	60,000.00
Website/Pop Menu	4,000.00
Total Fixed Assets	192,355.00
TOTAL ASSETS	**204,901.89**

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Credit Cards

Credit Card-Payable Capital One	8012.00
Credit Card-Payable Chase	24,644.00
Total Credit Cards	32,656.00
Total Current Liabilities	32,656.00
Total Liabilities	**32,656.00**

Equity

BEVERLY ROSE EQUITY	72,000.00
COLLEEN MARLETT EQUITY	35,000.00
Net Income	-63,362.70
Total Equity	43,637.30
TOTAL ASSETS & EQUITY	248,539.19
TOTAL LIABILITIES	-32,656.00
TOTAL	**215,883.19**

Filthy Filly's Enterprises
Profit and Loss Standard
January through December 2020

Ordinary Income/Expense

Ordinary Income	
Gross Sales	18162.80
Cost of Goods Sold	16554.00
Total Net Ordinary Income	<u>1608.80</u>
Expense	
Advertising and Promotion	11,554.00
Event Fees	7,200.00
Insurance Exp.	1,350.00
Marketing Events	9554.00
Permits/Licenses Fees Annual	5412.50
Rent Expenses	26,400.00
POS System Expense	4,536.00
Utilities	<u>7,185.00</u>
Total Expenses	**- <u>64,971.50</u>**
Net Ordinary Income	**1608.80**
Net Income	**<u>-63,362.70</u>**

Filthy Filly's Enterprises
Statement of Cash Flows
For the Year Ended 12/31/2020

Cash Flow from Operating Activities	
Net Income	1,608.80
Increase in Other Current Assets	(103,046.85)
Cash Provided by/Used in Operating Activities	**-101,438.05**
Cash Flow from Investing Activities	
Cash Provided by/Used in Investing Activities	**-45,855**
Cash Flow from Financing Activities	
Investment by Owner	107,000
Cash Provided by Financing Activities	**107,000**
Net Increase in Cash	**-40,293.05**
Beginning Cash Balance	8,166.67
Cash at 12/31/2020	**-32,126.38**

I, Colleen M Marlett, certify that:

1. The financial statements of Filthy Filly's Enterprises included in this Form are true and complete in all material respects; and
2. The tax return information of Filthy Filly's Enterprises included in this Form reflects accurately the information reported on the tax return for Filthy Filly's Enterprises for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Colleen M Marlett*

Name: Colleen M Marlett

Title: Owner